

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 1, 2015

Steven D. Barnhart
Chief Financial Officer
Bankrate, Inc.
477 Madison Avenue, Suite 430
New York, NY 10022

      Re: Bankrate, Inc.
               Form 10-K for the year ended December 31, 2014
               Filed June 18, 2015
               File No. 001-35206

Dear Mr. Barnhart:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Jennifer Thompson

                      Jennifer Thompson
                      Accounting Branch Chief
                      Office of Consumer Products